UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)
    { } Form 10-K { } Form 20-F { } Form 11-K { } Form 10-Q { } Form N-SAR
                        {  } Form 10-KSB       {X} Form 10-QSB

                        For Period Ending: June 30, 1997

    { } Transition Report on Form 10-K
    { } Transition Report on Form 20-F
    { } Transition Report on Form 11-K
    { } Transition Report on Form 10-Q
    { } Transition Report on Form N-SAR

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   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  -  REGISTRATION INFORMATION

      Full Name of Registrant:                Oasis Oil Corporation

      Former Name if Applicable:              Vida Medical Systems, Inc.

      Address of Principal Executive Office   1800 St. James Place, Suite 101

      City, State, and Zip Code:              Houston, Texas 77056

PART II  - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b) the following should be completed. (Check box if appropriate)

{X} (a) The response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

{X} (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

{X} (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.

PART III  - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheet if needed.)

Registrant requests this extension because, during the past quarter, Registrant incurred several non-reoccurring expenses, some of which were difficult to quantify and determine. Registrant and its accountants need additional time in order to properly determine and categorize these non-reoccurring expenses and to assess the impact thereof upon the business of the Registrant.

PART IV  - OTHER INFORMATION

(1.) Name and telephone number of person to contact in regard to this notification

      {Name}                  {Area Code} {Number}
      Susan L. Penticoff         (713)    627-8875

(2.) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      {X}   Yes       { }  No

(3.) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

      {X}   Yes       { }  No

                              OASIS OIL CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:        AUGUST 18, 1997                    By:    /s/ C. A. BEANE

                                                      C. A. Beane, President